SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Millennium Bankshares Corporation

(Name of Issuer)

Common Stock, Par Value $5.00 Per Share

(Title of Class of Securities)

600 37B 106

(CUSIP Number)

Robert J. Finlay
29 Armory Road
Milford, NH 03055
(603) 672-0300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 600 37B 106	Page 2 of 6

1	NAME OF REPORTING PERSON Robert J. Finlay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 558,298
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 558,298
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 600 37B 106	Page 3 of 6

Explanatory Note

This Amendment No. 1 amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 22, 2007 by Robert J. Finlay.

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (the “Common Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2. Identity and Background

(a) This Statement is filed by Robert J. Finlay (the “Reporting Person”).

(b) The Reporting Person’s business address is 29 Armory Road, Milford, NH 03055.

(c) The Reporting Person’s principal occupation is private investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the 558,298 shares of Common Stock reported herein through open market purchases totaling approximately $5,404,875 using his personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired his shares of Common Stock for the purpose of investment. The Reporting Person from time to time intends to review his continuing investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, then he may acquire shares of Common Stock or other securities of the Company either in the open market or privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of Common Stock currently owned or otherwise acquired by him either in the open market or in privately negotiated transactions.

CUSIP No. 600 37B 106	Page 4 of 6

Except as specifically set forth in this statement, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) Causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of the Issuer

(a)-(b) At August 24, 2007, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 558,298, or approximately 6.25% of the Company’s issued and outstanding shares. The Reporting Person has sole voting and dispositive power as to all of the 558,298 shares of Common Stock held by him. The percentages used in this Schedule 13D are calculated based upon 8,926,291 shares of Common Stock reported by the Company to be outstanding as of July 31, 2007, in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

CUSIP No. 600 37B 106	Page 5 of 6

(c) Except as set forth on Exhibit A hereto, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Common Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
A.	List of the transactions in the Company’s Common Stock that were effected by the Reporting Person during the past 60 days.

CUSIP No. 600 37B 106	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2007

/s/ Robert J. Finlay
Robert J. Finlay

CUSIP No. 600 37B 106	Exhibit A

Date of Transaction	Amount of Securities Bought (Sold)	Price Per Share (excluding commissions)	Where and How the Transaction was Effected

6/29/2007	2,467	$8.6678	*
7/3/2007	100	$8.4500	*
7/5/2007	1,000	$8.5000	*
7/11/2007	1,500	$8.5920	*
7/11/2007	2,000	$8.7545	*
7/12/2007	100	$8.5900	*
7/13/2007	1,000	$8.6770	*
7/13/2007	100	$8.6200	*
7/13/2007	200	$8.6100	*
7/26/2007	2,000	$8.2795	*
7/26/2007	2,000	$8.2910	*
7/26/2007	700	$8.2500	*
7/26/2007	2,100	$8.2500	*
7/26/2007	200	$8.2400	*
7/27/2007	4,000	$8.2166	*
8/3/2007	400	$6.9400	*
8/3/2007	1,000	$6.8700	*
8/3/2007	1,600	$6.8700	*
8/3/2007	1,600	$6.8399	*
8/3/2007	100	$6.8700	*
8/3/2007	200	$6.9200	*
8/3/2007	1,600	$6.8700	*
8/24/2007	2,000	$7.5049	*
8/24/2007	306	$7.5200	*

* All purchases were effected in open market transactions.